Exhibit 99.2

Vesta Announces Proposed Offering of Senior Notes

Mexico City, Mexico, September 22, 2025 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”)  (NYSE: VTMX; BMV: VESTA), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced that it intends to offer senior unsecured notes (the “Notes”) in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes are expected to be guaranteed on a senior unsecured basis by certain of Vesta’s subsidiaries.

The timing of pricing and terms of the Notes are subject to market conditions and other factors.  The proceeds from the Notes offering will be used by Vesta (i) to repay certain indebtedness, and (ii) for capital expenditure and other general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2025, Vesta owned 231 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 41.7 million sf (3.9 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Note on Forward-Looking Statements

This press release may contain certain forward-looking statements and information relating to Vesta and its expected future performance that reflects the current views and/or expectations of Vesta and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that Vesta maintains; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores, S.A.B. de C.V., the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the U.S. Securities and Exchange Commission. These important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release and in oral statements made by authorized officers of the Vesta. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Vesta undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Investor Relations in Mexico:

Juan Sottil, CFO
jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646 452 2334

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